UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 70236

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 26, 2019 (MM/DD/YY) AND ENDING June 30, 2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CEIBA FINANCIAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1831 Lexington Drive
(No. and Street)

Fullerton (City) CA (State) 92835 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Carlos Lane 202-297-3737
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TURNER, STONE & COMPANY, L.L.P.
(Name – *if individual, state last, first, middle name*)

12700 PARK CENTRAL DR., STE 1400 (Address) DALLAS (City) TX (State) 75251 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Carlos Lane, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CEIBA FINANCIAL, LLC, as of June 30, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Attached California
Notary Form
Per California Law

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document, to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF CALIFORNIA }

COUNTY OF Orange }

Subscribed and sworn to (or affirmed) before me on this 25 (*Date*) day of August (*Month*), 2020 (*Year*)

by Carlos Lane

Name of Signers

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature: ______________________
Signature of Notary Public

ROSS LEE GUINDON
Notary Public - California
Orange County
Commission # 2262025
My Comm. Expires Nov 7, 2022

Seal
Place Notary Seal Above

---------- **OPTIONAL** ----------

Though this section is optional, completing this information can deter alteration of the document or fraudulent attachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Annual Audited Report form X-17A-5 Part III

Document Date: 08-25-2020

Number of Pages: 1

Signer(s) Other Than Named Above: —

CEIBA FINANCIAL, LLC
(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS FOR THE PERIOD FROM
APRIL 26, 2019 TO JUNE 30, 2020
AND REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

CEIBA FINANCIAL, LLC
(A LIMITED LIABILITY COMPANY)

Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Ceiba Financial, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Ceiba Financial, LLC (the "Company") as of June 30, 2020, the related statements of operations, changes in member's equity, and cash flows for the period from April 26, 2019 to June 30, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Ceiba Financial, LLC, as of June 30, 2020, and the results of its operations and its cash flows for the period from April 26, 2019 to June 30, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Turner, Stone & Company, L.L.P.
Accountants and Consultants

12700 Park Central Drive, Suite 1400
Dallas, Texas 75251
Telephone: 972-239-1660/Facsimile: 972-239-1665
Toll Free: 877-853-4195
Web site: turnerstone.com

Opinion on Supplemental Information

The supplementary information contained in the Supplemental Schedules required by Rule 17a-5 under the Securities Exchange Act of 1934 has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the Supplemental Schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Turner, Stone & Company L.L.P

We have served as the Company's auditor since 2020.

Dallas, Texas
August 25, 2020

CEIBA FINANCIAL, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION

June 30, 2020

ASSETS

Cash and cash equivalents	$	56,455
Accounts receivable		4,126
Prepaid expenses		756
TOTAL ASSETS	$	61,337

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	959
TOTAL LIABILITIES	$	959
MEMBER'S EQUITY		60,378
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	61,337

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.

CEIBA FINANCIAL, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF OPERATIONS
FOR THE PERIOD FROM APRIL 26, 2019 TO JUNE 30, 2020

REVENUE		
Advisory fees	$	639,348
Platform Fees		33,750
Total revenue		673,098
OPERATING EXPENSES		
Commissions		636,559
Legal and professional fees		23,980
Regulatory fees		8,988
Advertising and marketing		2,347
Taxes and licenses		1,748
Office supplies		1,495
Other operating expenses		729
Net billable expenses		511
Other operating expenses		
Total operating expenses		676,357
NET LOSS	$	(3,259)

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.

CEIBA FINANCIAL, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE PERIOD ENDED JUNE 30, 2020

MEMBER'S EQUITY, APRIL 26, 2019	$	63,637
Net loss		(3,259)
Member contributions		-
MEMBER'S EQUITY, JUNE 30, 2020	$	60,378

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.

CEIBA FINANCIAL, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM APRIL 26, 2019 TO JUNE 30, 2020

OPERATING ACTIVITIES		
Net loss	$	(3,259)
Adjustments to reconcile net loss to net cash used in operating activities:		
Increase in accounts receivable		(4,126)
Decrease in prepaid expenses		245
Increase in accounts payable and accrued expenses		658
Net cash used in operating activities		(6,482)
FINANCING ACTIVITIES		-
INVESTING ACTIVITIES		-
NET DECREASE IN CASH AND CASH EQUILAVENTS		(6,482)
CASH AND CASH EQUILAVENTS AT BEGINNING OF PERIOD		62,937
CASH AND CASH EQUILAVENTS AT END OF YEAR	$	56,455

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.

Note 1 - **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Organization and Nature of Business
CEIBA Financial, LLC (the "Company") is a capital acquisition broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company, a California limited liability company ("LLC"), received its approval for membership on April 26, 2019.

The Company conducts business in private placements of securities.

Since the Company is an LLC, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the member has signed a specific guarantee.

Liquidity and Capital Resources
The Company's prospects are subject to certain risks, expenses and uncertainties frequently encountered by companies in rapidly evolving markets. These risks include the failure to market the Company's offerings as well as other risks and uncertainties.

The Company has historically funded its operations through advisory fee revenue and equity contributions. Management of the Company expects to be successful in maintaining sufficient working capital and will manage operations commensurate with its level of working capital.

Basis of Presentation
The Company keeps its books and prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America, which is required by the SEC and FINRA.

The accompanying financial statements cover a fifteen-month period, from April 26, 2019 to June 30, 2020.

Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
For purposes of the statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounts Receivable

Accounts receivable are uncollateralized customer obligations due under normal trade terms generally requiring payment within 30 days from the invoice date. Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to valuation allowance based on its assessment of the current collectability status of accounts, which includes specific losses for known troubled accounts and other available evidence. At June 30, 2020, management considers all accounts receivable to be fully collectible, therefore no allowance for uncollectible amounts is necessary.

Revenue Recognition

The Company records revenue under the provisions of ASC 606, Revenue from Contracts with Customers. Under this standard, recognition of revenue occurs when a customer obtains control of promised services or goods in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts.

Significant Judgments

Revenue from contracts with customers includes advisory fees and platform fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract' and whether constraints on variable consideration should be applied due to uncertain future events.

Advisory fees are determined on a case by case basis according to the terms negotiated by management and are generally recognized at the time the services are completed and the income is reasonably determinable.

Monthly platform fees are negotiated with individual registered representatives and are billed monthly. The fees are recognized for the month covered by the invoice to the registered representative.

Reimbursable expense income is recognized at the time the expenses are incurred.

Concentrations

During the year ended June 30, 2020, two customers earned 52% and 43% of total revenues. As of June 30, 2020, 100% of the accounts receivable was due from one customer.

The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash.

Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes
The Company is a single member limited liability company and as such, is not required to file its own tax return. Accordingly, no provision for income taxes are provided in the financial statements as they are the responsibility of the individual member.

The Company has adopted the provision of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes the entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary

Management Review
The Company evaluated subsequent events through the date of the independent auditors report, the date the financial statements were issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

Note 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2020, the Company had net capital of $55,496, which was $50,496 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 1.73%.

Note 3 - RELATED PARTY TRANSACTIONS

The Company makes periodic payments to its sole owner, Carlos Lane, for his services as the Chief Executive Officer and Chief Compliance Officer. For the period from April 26, 2019 to June 30, 2020, the firm paid Mr. Lane $4,000.

Note 4 - COMMITMENTS AND CONTINGENCIES

The Company has evaluated commitments and contingencies in accordance with Accounting Standards Codification 450, Contingencies (ASC450) and Accounting Standards Codification 440 Commitments (ASC 440). Management has determined that no significant commitments and contingencies exist as of June 30, 2020.

Litigation
The Company from time to time may be involved in litigation relating to claims arising out of its normal course of business. Management believes that there were no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Risk Management
The Company maintains various forms of insurance that the Company's management believes are adequate to reduce the exposure to these risks to an acceptable level.

Subordinated Debt

The Company has no subordinated debt obligations.

SCHEDULE I

CEIBA FINANCIAL, LLC

(A LIMITED LIABILITY COMPANY)

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
JUNE 30, 2020

TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$ 60,378
DEDUCTIONS AND/OR CHARGES	
Non-allowable assets:	
Accounts receivable	(4,126)
Prepaid expenses	(756)
NET CAPITAL	55,496
AGGREGATE INDEBTEDNESS	
Accounts payable and accrued expenses	959
Total aggregate indebtedness	959
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	5,000
Excess net capital	50,496
Net capital in excess of the greater of: 10% of aggregate indebtedness or 120% of minimum net capital requirement	$ 49,496
Percentage of aggregate indebtedness to net capital	1.73%

Note: The above computation does not differ from the computation of net capital Under Rule 15c3-1 as of June 30, 2020 as reported by CEIBA Financial, LLC on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

Your Vision Our Focus

Report of Independent Registered Public Accounting Firm

To the Member of
Ceiba Financial, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Ceiba Financial, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Ceiba Financial, LLC claimed an exemption from 17 C.F.R. §240.15c3-3, specifically 17 C.F.R. §240.15c3-3(k)(2)(i) (the exemption provisions) and (2) Ceiba Financial, LLC stated that Ceiba Financial, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Ceiba Financial, LLC management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Ceiba Financial, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Turner, Stone & Company L.L.P

Certified Public Accountants
Dallas, Texas
August 25, 2020

Turner, Stone & Company, L.L.P.
Accountants and Consultants

12700 Park Central Drive, Suite 1400
Dallas, Texas 75251
Telephone: 972-239-1660 / Facsimile: 972-239-1665
Toll Free: 877-853-4195
Web site: turnerstone.com

CEIBA FINANCIAL, LLC

EXEMPTION REPORT

YEAR ENDED JUNE 30, 2020

We, as members of management of CEIBA Financial, LLC (the Company) are responsible for complying with 17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R §240.17a-5 and the exemption provisions in 17 C.F.R §240.15c3-3(k) (the "exemption provisions"). Based on this evaluation we make the following statements to the best knowledge and belief of the Company:

1. We identified the following provisions of 17 C.F.R §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R §240.15c3-3: (k)(2)(i).
2. We met the identified exemption provisions throughout the most recent fiscal year ended June 30, 2020 without exception.

The Company is exempt from the provisions of 17 C.F.R §240.15c3-3 of the Securities Exchange Act of 1934 (pursuant to paragraph (k)(2)(i) of such Rule) as the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for, or owe money or securities to, customers.

CEIBA Financial, LLC

Carlos Lane

Carlos Lane

CEO